CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$446,000	$57.44
Pricing supplement no. 2008 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 3-I dated November 14, 2011	Registration Statement No. 333-177923 Dated December 20, 2013 Rule 424(b)(2)

Structured Investments	$446,000 Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel due March 26, 2014
General
•
The notes are designed for investors who seek a fixed return of 11.65% depending on whether the U.S. dollar appreciates by at least 5% relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate.  Investors will receive a positive return at maturity only if the U.S. dollar appreciates relative to the Israeli new shekel by at least 5%.  Investors should be willing to forgo interest payments, while seeking payment of 98% of the principal amount at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Cash payment at maturity of 98% of the principal amount plus the Additional Amount, as described below.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing March 26, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on December 20, 2013 and are expected to settle on or about December 26, 2013.
Key Terms
Reference Currency:	U.S. dollar (USD)
Base Currency:	Israeli new shekel (ILS)
Downside Exposure Percentage:	2%
Payment at Maturity:
At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $980 plus the Additional Amount, which may be zero.
You are entitled to repayment of $980 for each $1,000 principal amount at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount:
If the U.S. dollar appreciates by at least 5% relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate (i.e., the Reference Currency Return is greater than or equal to 5%), the Digital Amount
If the U.S. dollar appreciates by less than 5% or depreciates relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate (i.e., the Reference Currency Return is less than 5%), $0

Digital Amount:
$136.50 per $1,000 principal amount note. For example, if the Reference Currency Return is greater than or equal to 5%, you will receive a payment at maturity of $1,116.50 per $1,000 principal amount note, the maximum payment at maturity.

Reference Currency Return:	Ending Spot Rate – Starting Spot Rate
Starting Spot Rate
Starting Spot Rate:	The Spot Rate on the pricing date, which was 3.5120 Israel new Shekels per U.S. dollar
Ending Spot Rate:	The arithmetic average of the Spot Rates on each of the Ending Averaging Dates
Spot Rate:
The Spot Rate on any relevant day is expressed as a number of Israeli new shekels per U.S. dollar and is equal to the Israeli new shekel per one U.S. dollar exchange rate as reported by Reuters Group PLC (“Reuters”) on Reuters page WMRPSPOT16 at approximately (a) 1:00 p.m., London Time, if that day is not a Friday and (b) 11:00 a.m., London Time, if that day is a Friday.

Currency Business Day
A “currency business day,” with respect to the Reference Currency, means a weekday on which banks in at least two or more Major Financial Centers are generally scheduled to be open and not required by law, regulation or executive order to close, where “Major Financial Centers” means the United States of America, the United Kingdom, the Federal Republic of Germany and Japan.

Original Issue Date (Settlement Date):	December 26, 2013
Ending Averaging Dates†:	March 17, 2014, March 18, 2014, March 19, 2014, March 20, 2014 and March 21, 2014
Maturity Date†:	March 26, 2014
CUSIP:	48126NTN7
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 3-I

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 3-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$2.50	$997.50
Total	$446,000	$1,115	$444,885
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $2.50per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers.  See “Plan of Distribution (Conflicts of Interest)” beginning on PS-43 of the accompanying product supplement no. 3-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $990.90 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
December 20, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-1

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Reference Currency Return reflects the return of the U.S. dollar relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.”

The Spot Rate is expressed as the number of Israeli new shekels per U.S. dollar.  As a result, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the U.S. dollar has appreciated / strengthened relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate.  This means that one U.S. dollar could purchase more Israeli new shekels over the Ending Averaging Dates than it could on the pricing date.  Viewed another way, it would take more Israeli new shekels to purchase one U.S. dollar over the Ending Averaging Dates than it did on the pricing date.

The following examples assume a Starting Spot Rate of 3.50 for the U.S. dollar relative to the U.S. dollar.

Example 1: The U.S. dollar strengthens from the Starting Spot Rate of 3.50 Israeli new shekels per U.S. dollar to the Ending Spot Rate of 3.675 Israeli new shekels per U.S. dollar.

The Reference Currency Return is equal to 5.00%, calculated as follows:

(3.675 – 3.50) / 3.50 = 5.00%

Example 2: The U.S. dollar strengthens from the Starting Spot Rate of 3.50 Israeli new shekels per U.S. dollar to the Ending Spot Rate of 5.25 Israeli new shekels per U.S. dollar.

The Reference Currency Return is equal to 50.00%, calculated as follows:

(5.25 – 3.50) / 3.50 = 50.00%

Conversely, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the U.S. dollar has depreciated / weakened relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate.  This means that it would take more U.S. dollars to purchase one Israeli new shekel over the Ending Averaging Dates than it did on the pricing date.  Viewed another way, one U.S. dollar could purchase fewer Israeli new shekels over the Ending Averaging Dates than it could on the pricing date.

Example 3: The U.S. dollar weakens from the Starting Spot Rate of 3.50 Israeli new shekels per U.S. dollar to the Ending Spot Rate of 3.15 Israeli new shekels per U.S. dollar.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(3.15 – 3.50) / 3.50 = -10.00%

Example 4: The U.S. dollar weakens from the Starting Spot Rate of 3.50 Israeli new shekels per U.S. dollar to the Ending Spot Rate of 0.70 Israeli new shekels per U.S. dollar.

The Reference Currency Return is equal to -80.00%, calculated as follows:

(0.70 – 3.50) / 3.50 = -80.00%

The hypothetical Starting Spot Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-2

Selected Purchase Considerations

•
POTENTIAL PRESERVATION OF 98% OF YOUR PRINCIPAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least 98% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Reference Currency and the Base Currency.   Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
FIXED APPRECIATION POTENTIAL IF THE REFERENCE CURRENCY RETURN IS AT LEAST 5% — The notes provide the opportunity to earn a fixed Digital Amount of $136.50, for a payment at maturity of $1,116.50 per $1,000 principal amount note, the maximum payment at maturity, depending on whether the U.S. dollar appreciates by at least 5% relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate.

•
RETURN DEPENDENT ON THE U.S. DOLLAR VERSUS THE ISRAELI NEW SHEKEL — The return on the notes is dependent on the performance of the U.S. dollar, which we refer to as the Reference Currency, relative to the Israeli new shekel, which we refer to as the Base Currency, and will vary based on changes in the value of the U.S. dollar relative to the Israeli new shekel as described under “Key Terms” in this pricing supplement.  Please see “How Do Exchange Rates Work?” and “What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” in this pricing supplement for more information.

•
TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” and in particular the subsection thereof entitled “--Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement no. 3-I.  Notwithstanding that the notes do not provide for the full repayment of their principal amount at or prior to maturity, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as “short-term obligations” for U.S. federal income tax purposes, as described in the section entitled “Material U.S. Federal Income Tax Consequences --Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement no. 3-I.  No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes.  As a result, certain aspects of the tax treatment of an investment in the notes are uncertain.  If you hold your notes to maturity, any gain you realize should be treated as ordinary income.  It is possible that any loss you realize at maturity would be treated as capital loss.  Alternatively, it is possible that some or all of any such loss could be treated as ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended, which could be subject to special reporting rules.  Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the U.S. dollar, the Israeli new shekel or the exchange rate between the U.S. dollar and Israeli new shekel or any contracts related to the U.S. dollar, the Israeli new shekel or the exchange rate between the U.S. dollar and the Israeli new shekel. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3-I dated November 14, 2011.

•
MARKET RISK — The return on the notes at maturity is linked to the performance of the U.S. dollar relative to the Israeli new shekel, from the Starting Spot Rate to the Ending Spot Rate, and will depend on whether the Reference Currency Return is at least 5%.  Any positive Reference Currency Return will depend on the appreciation of the U.S. dollar relative to the Israeli new shekel.  YOU WILL RECEIVE NO MORE THAN $980 FOR EACH $1,000 PRINCIPAL AMOUNT NOTE AT MATURITY IF THE REFERENCE CURRENCY RETURN IS LESS THAN 5%.

•
YOUR NOTES MAY NOT PAY MORE THAN $980 FOR EACH $1,000 PRINCIPAL AMOUNT NOTE AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the U.S. dollar, the Israeli new shekel or the exchange rate between the U.S. dollar and the Israeli new shekel.  If the U.S. dollar appreciates by less than 5% or depreciates relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate (i.e., the Reference Currency Return is less than 5%), the Additional Amount will be zero.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE DIGITAL AMOUNT— If the U.S. dollar appreciates by at least 5% relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate (i.e., the Reference Currency Return is greater than or equal to 5%), for each $1,000 principal amount note, you will receive at maturity $980 plus the Digital Amount of $136.50 per $1,000 principal amount note, regardless of the appreciation in the U.S. dollar relative to the Israeli new shekel, which may be significant.

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-3

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 3-I for additional information about these risks.

For example, one of the duties of JPMS, as calculation agent, involves determining the Starting Spot Rate in the manner set forth on the cover page of this pricing supplement.  Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes.  The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date.

•
JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•
JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•
JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•
THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•
SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.

•
SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Currency Return, including:

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-4

•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the exchange rate and the volatility of the exchange rate of the U.S. dollar relative to the Israeli new shekel;
•	suspension or disruption of market trading in the U.S. dollar or the Israeli new shekel;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•
THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the U.S. dollar or contracts related to the U.S. dollar for which there is an active secondary market.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes.  The value of the U.S. dollar or the Israeli New Shekel is at any moment a result of the supply and demand for that currency.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Israel, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Israel and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in Israel and the United States; and
•	the extent of governmental surplus or deficit in Israel and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Israel and the United States, and those of other countries important to international trade and finance.

•
GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely.  Governments, including those of Israel and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

•
EVEN THOUGH THE U.S. DOLLAR AND THE ISRAELI NEW SHEKEL TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the U.S. dollar and the Israeli new shekel are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

•
CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the U.S. dollar relative to the Israeli new shekel.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•
CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return.  These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event.  See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-5

enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-6

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the total return or payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Reference Currency Return from 80% to -80%.  Each hypothetical Payment at Maturity set forth below assumes a Starting Spot Rate of 3.50 and reflects the Digital Amount of $136.50.  Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Reference Currency Return	Additional Amount		Principal		Payment at Maturity
6.30000	80.00%	$136.50	+	$980.00	=	$1,116.50
5.77500	65.00%	$136.50	+	$980.00	=	$1,116.50
5.25000	50.00%	$136.50	+	$980.00	=	$1,116.50
4.90000	40.00%	$136.50	+	$980.00	=	$1,116.50
4.55000	30.00%	$136.50	+	$980.00	=	$1,116.50
4.20000	20.00%	$136.50	+	$980.00	=	$1,116.50
3.85000	10.00%	$136.50	+	$980.00	=	$1,116.50
3.67500	5.00%	$136.50	+	$980.00	=	$1,116.50
3.67465	4.99%	$0.00	+	$980.00	=	$980.00
3.58750	2.50%	$0.00	+	$980.00	=	$980.00
3.53500	1.00%	$0.00	+	$980.00	=	$980.00
3.50000	0.00%	$0.00	+	$980.00	=	$980.00
3.46500	-1.00%	$0.00	+	$980.00	=	$980.00
3.32500	-5.00%	$0.00	+	$980.00	=	$980.00
3.15000	-10.00%	$0.00	+	$980.00	=	$980.00
2.80000	-20.00%	$0.00	+	$980.00	=	$980.00
2.45000	-30.00%	$0.00	+	$980.00	=	$980.00
2.10000	-40.00%	$0.00	+	$980.00	=	$980.00
1.75000	-50.00%	$0.00	+	$980.00	=	$980.00
1.40000	-60.00%	$0.00	+	$980.00	=	$980.00
1.05000	-70.00%	$0.00	+	$980.00	=	$980.00
0.70000	-80.00%	$0.00	+	$980.00	=	$980.00
0.35000	-90.00%	$0.00	+	$980.00	=	$980.00
0.00000	-100.00%	$0.00	+	$980.00	=	$980.00

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 3.50 to an Ending Spot Rate of 4.20.  Because the Reference Currency Return of 20% is greater than 5%, the Additional Amount is equal to $136.50 and the investor receives a payment at maturity of $1,116.50 per $1,000 principal amount note, the maximum payment at maturity, calculated as follows:

$980 + $136.50 = $1,116.50

Example 2: The Reference Currency appreciates from the Starting Spot Rate of 3.50 to an Ending Spot Rate of 3.535.  Because the Reference Currency Return of 1% is less than 5%, the investor receives a payment at maturity of $980 per $1,000 principal amount note (reflecting a loss of 2% of the principal).

Example 3: The Reference Currency depreciates from the Starting Spot Rate of 3.50 to an Ending Spot Rate of 2.80.  Because the Reference Currency Return of -20% is less than 5%, the investor receives a payment at maturity of $980 per $1,000 principal amount note (reflecting a loss of 2% of the principal).

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-7

Historical Information

The following graph shows the historical weekly performance of the U.S. dollar relative to the Israeli new shekel, expressed in terms of the conventional market quotation (i.e., the amount of Israeli new shekels that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 4, 2008 through December 20, 2013. The exchange rate of the U.S. dollar relative to the Israeli new shekel, as shown on Bloomberg Financial Markets on December 20, 2013 was 3.5082.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return.  The Reference Currency Return increases when the U.S. dollar appreciates in value against the Israeli new shekel.

The Spot Rate on December 20, 2013 was 3.5120, calculated in the manner set forth under “Key Terms — Spot Rate” on the cover of this pricing supplement.  The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or any Ending Averaging Date.  We cannot give you assurance that the performance of the U.S. dollar relative to the Israeli new shekel will result in the return of any of your initial investment at maturity.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-8

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the U.S. Dollar Versus the Israeli New Shekel” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement no. 3-I are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Notes Linked to the Performance of the U.S. Dollar Relative to the Israeli New Shekel	PS-9